Issuer Free Writing Prospectus Filed Pursuant to Rule 433

Registration Statement No. 333-182197

American Express Credit Corporation

Reopening: $750,000,000
Total Issue: $2,000,000,000

1.750% Fixed Rate Senior Notes Due June 12, 2015

Terms and Conditions

Issuer:	American Express Credit Corporation
Security Type:	Medium Term Notes, Series E
Ranking:	Senior, Unsecured
Expected Ratings[1]:	Moody’s: A2 (Stable Outlook) Standard & Poor’s: A- (Stable Outlook) Fitch: A+ (Stable Outlook)
Trade Date:	August 14, 2012
Settlement Date:	August 20, 2012 (T+4 days)
Maturity Date:	June 12, 2015
Aggregate Principal Amount:

$750,000,000

Upon settlement, the notes will form part of the same series as, and will be fungible with, the Issuer’s outstanding 1.750% Fixed Rate Senior Notes due June 12, 2015 issued on June 12, 2012, and the aggregate principal amount of this series of notes will be $2,000,000,000

Benchmark Treasury:	0.250% due August 15, 2015
Benchmark Treasury Price and Yield:	99-18.75; 0.389%
Re-offer Spread to Benchmark:	+60 bp
Re-offer Yield:	0.989%
Coupon:	1.750%
Public Offering Price:	102.104%
Accrued Interest:	$2,479,166.67
Underwriters’ Commission:	0.250%
Net Proceeds (before expenses and including accrued interest):	$766,384,166.67
Interest Payment Dates:	Interest on the notes is payable on the 12th of each June and December, beginning December 12, 2012. If the interest payment date falls on a day that is not a Business Day, interest will be paid on the next succeeding Business Day
Day Count:	30/360
Early Redemption:	The notes may not be redeemed prior to maturity
Listing:	The notes will not be listed on any exchange
Minimum Denominations / Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof
CUSIP:	0258M0DE6
ISIN:	US0258M0DE62
Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc.
Co-Managers:	Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc.
Junior Co-Managers:	Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at (888) 603-5847, Citigroup Global Markets Inc. at (877) 858-5407 or Deutsche Bank Securities Inc. at (800) 503-4611.

1 An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.